650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

February 1, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs

Ivan Griswold

Maryse Mills-Apenteng

Mengyao Lu

Stephen Krikorian

Re:	Zscaler, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Confidentially Submitted December 11, 2017

CIK No. 0001713683

Ladies and Gentlemen:

On behalf of our client, Zscaler, Inc. (“Zscaler” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated December 29, 2017, relating to the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), as well as revisions to certain sections of the Draft Registration Statement discussed with the Staff telephonically on January 29, 2018. We are concurrently filing this letter via EDGAR.

Response to SEC Letter dated December 29, 2017

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s proposed response.

General

1.	We note that you have removed disclosures indicating that you will be a “controlled company” and revised disclosure in your beneficial ownership table related to Mr. Chaudhry and the Chaudhry Trusts. Please advise.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

February 1, 2018

The Company advises the Staff that Mr. Chaudhry and certain affiliated entities recently made changes to their holdings for estate planning purposes. As a result of these changes, Mr. Chaudhry no longer beneficially owns the shares held by The CJCP Trust and The CKS Trust under Item 403 of Regulation S-K and Rule 13d-3(d)(i) of the Securities Exchange Act of 1934, as amended. In particular, as a result of a trustee change, Mr. Chaudhry no longer holds voting or dispositive control over the shares held by The CJCP Trust and The CKS Trust and does not have the right to re-acquire such voting or dispositive control over the shares. Mr. Chaudhry’s ownership was 25.7% as of October 31, 2017, and as a result the Company removed statements that it may be a controlled company. The Company replaced such disclosures with statements regarding the concentration of ownership among its executive officers, directors, and current 5% or greater stockholders and affiliated entities, which as a group held 69.7% of the shares as of October 31, 2017.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Three Months Ended October 31, 2016 and 2017, page 76

2.	You disclosure on page 105 indicates that the list prices of your various ZIA suites such as ZIA Business, ZIA Enterprise and your ZIA full-featured suite bundled with ZPA suite are significantly higher than that of a standalone ZIA Professional suite. Please tell us how the upgraded and/or expanded sales to your existing customers contributed to the increases in your revenue from period to period. In this regard, revise to quantify the dollar amounts contributed from the increase in your customer base and the upsells to your existing customers, respectively. Also quantify the impact of newly introduced products and/or services, i.e., your ZPA and ZIA Secure Transformation suites, to the extent material. The same comments apply to your increases in annual revenue noted on pages 78 and 80. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. In addition, tell us whether your dollar-based net retention rate includes customer attritions that were offset by the increased sales prices. To the extent material, disclose any known trends in your attrition rate from period to period.

The Company advises the Staff that in response to the Staff’s comment, the Company is revising pages 76, 78 and 80 of the Registration Statement on Form S-1 to provide the dollar amounts attributed to sales to its existing customers and sales to its new customers for its revenue increases for the three months ended October 31, 2017, fiscal 2017 and fiscal 2016, as compared to the respective prior period. In the accompanying Appendix A, please find the proposed revised language that the Company intends to include in the Registration Statement on Form S-1.

The Company also advises the Staff that the ZPA suites were introduced in August 2016 and the ZIA Secure Transformation suite was introduced in August 2017, and revenue from such suites has not been material to date. The Company will continue to assess the impact of any newly introduced services on its operating results.

Securities and Exchange Commission

February 1, 2018

The Company also advises the Staff that its dollar-based net retention rate includes customer attritions. The Company additionally advises the Staff that it is not aware of any material known trends in its customer attrition rate from period to period. The Company will continue to assess known trends in its customer attrition rate for disclosure in future periods to the extent material.

Additional Revised Disclosures Discussed with the Staff

Separately, as mentioned in the January 29, 2018 telephone conversation, the Company intends to revise its pro forma calculation of non-GAAP loss from operations and non-GAAP operating margin to exclude certain litigation-related expenses including professional fees and related costs incurred by the Company in defending against significant litigation claims that it deems not to be in the ordinary course of business. There are many uncertainties and potential outcomes associated with such litigation which, if such litigation-related expenses are included, may affect the Company’s results of operations from period to period. Since such litigation-related expenses are inherently subject to change and difficult to estimate, the Company proposes to exclude these expenses from significant litigation claims that it deems not to be in the ordinary course of business from its calculation of non-GAAP loss from operations and non-GAAP operating margin. In the accompanying Appendix B, please find the revised proposed language that the Company intends to include in the Registration Statement on Form S-1. The additional disclosures are related to the comments discussed with the Staff telephonically on January 29, 2018.

* * * * * *

Securities and Exchange Commission

February 1, 2018

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark Baudler

Mark Baudler

cc:	Jagtar S. Chaudhry, Zscaler, Inc.

Remo Canessa, Zscaler, Inc.

Robert Schlossman, Zscaler, Inc.

Raj S. Judge, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Lianna C. Whittleton, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Andrew S. Williamson, Cooley LLP

Charles S. Kim, Cooley LLP

Dave Peinsipp, Cooley LLP

Christopher Stephens, PricewaterhouseCoopers LLP

Courtney Blum, PricewaterhouseCoopers LLP

Appendix A

Comparison of Three Months Ended October 31, 2016 and 2017

Revenue

	Three Months Ended October 31,		Change
	2016	2017	$	%
	(in thousands)
Revenue	$26,782	$39,861	$13,079	49%

Revenue increased by $13.1 million, or 49%, for the three months ended October 31, 2017, compared to the three months ended October 31, 2016. The increase in revenue was primarily due to the addition of new customers which contributed $7.8 million, as we increased our customer base by 13% from October 31, 2016 to October 31, 2017~~,~~ . ~~and~~ The remainder of the increase in revenue was attributable to an ~~an~~ increase in users and sales of additional subscriptions to existing customers as reflected by our dollar-based net retention rate of 116% for the trailing 12 months ended October 31, 2017.

Comparison of Fiscal 2016 and Fiscal 2017

Revenue

	Year Ended July 31,		Change
	2016	2017	$	%
	(in thousands)
Revenue	$80,325	$125,717	$45,392	57%

Revenue increased by $45.4 million, or 57%, for fiscal 2017, compared to fiscal 2016. The increase in revenue was ~~primarily~~ due to the addition of new customers which contributed $15.6 million, as we increased our customer base by 14% from July 31, 2016 to July 31, 2017.~~, and~~ The remainder of the increase in revenue was attributable to an ~~an~~ increase in users and sales of additional subscriptions to existing customers as reflected by our dollar-based net retention rate of 115% as of July 31, 2017.

Comparison of Fiscal 2015 and Fiscal 2016

Revenue

	Year Ended July 31,		Change
	2015	2016	$	%
	(in thousands)
Revenue	$53,707	$80,325	$26,618	50%

Revenue increased by $26.6 million, or 50%, for fiscal 2016, compared to fiscal 2015. The increase in revenue was ~~primarily~~ due to the addition of new customers which contributed $9.7 million, as we increased our customer base by 19% from ~~fiscal~~ July 31, 2015 to ~~fiscal~~ July 31, 2016.~~,~~ The remainder of the increase in revenue was attributable to an ~~as well as an~~ increase in users and sales of additional subscriptions to existing customers as reflected by our dollar-based net retention rate of 115% as of July 31, 2016.

Appendix B

Non-GAAP Financial Measures and Key Business Metrics

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as GAAP gross profit and GAAP gross margin, respectively, ~~adjusted for~~excluding stock-based compensation expense.

Non-GAAP Loss from Operations and Non-GAAP Operating Margin

We define non-GAAP loss from operations and non-GAAP operating margin as GAAP loss from operations and GAAP operating margin, respectively, ~~adjusted for~~excluding stock-based compensation expense~~.~~ and litigation-related expenses. Litigation-related expenses include professional fees and related costs incurred by us in defending against significant litigation claims we deem not to be in the ordinary course of our business and, if applicable, accruals we make related to estimated losses in such pending legal proceedings. There are many uncertainties and potential outcomes associated with any litigation, including the expense of litigation, timing of such expenses, court rulings, unforeseen developments, complications and delays, each of which may affect our results of operations from period to period, as well as the unknown magnitude of the potential loss relating to any lawsuit, all of which are inherently subject to change, difficult to estimate and could adversely affect our results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General and Administrative

General and administrative expenses consist primarily of employee-related costs, including salaries and bonuses, stock-based compensation expense and employee benefit costs for our finance, legal, human resources and administrative personnel, as well as professional fees for external legal, including litigation-related expenses, accounting and other consulting services. Litigation-related expenses, recognized in general and administrative expenses, include professional fees and related costs incurred by us in defending against significant litigation claims we deem not to be in the ordinary course of our business and, if applicable, accruals we make related to estimated losses in such pending legal proceedings. We expect our general and administrative expenses to increase in absolute dollars for the foreseeable future, in particular in fiscal 2018, due to additional costs associated with accounting, compliance, insurance and investor relations as we become a public company, and due to ongoing legal matters and related accruals, certain of which are described in further detail in Note 5 to our consolidated financial statements included elsewhere in this prospectus. However, we expect our general and administrative expenses to decrease as a percentage of our revenue over the long term, although our general and administrative expenses may fluctuate as a percentage of our revenue from period to period due to the timing and extent of these expenses. In particular, litigation-related expenses may result in significant fluctuations from period to period as they are inherently subject to change and difficult to estimate.